Exhibit 99.01 Steve Madden Announces Fourth Quarter and Full Year 2018 Results and Provides Initial Fiscal Year 2019 Sales and EPS Guidance LONG ISLAND CITY, N.Y., Feb. 27, 2019 (GLOBE NEWSWIRE) -- Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the fourth quarter and full year ended December 31, 2018, and provided initial fiscal year 2019 sales and EPS guidance. Amounts referred to as “Adjusted” exclude the items that are described under the heading “Non-GAAP Adjustments.” For the Fourth Quarter 2018: Š Net sales increased 12.6% to $410.4 million compared to $364.4 million in the same period of 2017. Š Gross margin was 37.1%. Gross margin in the fourth quarter of 2017 was 38.4%. Adjusted gross margin in the fourth quarter of 2017 was 38.1%. Š Operating expenses as a percentage of net sales were 29.7% compared to 30.3% of net sales, in the same period of 2017. Adjusted operating expenses as a percentage of net sales were 28.6% compared to 29.0% of net sales, in the same period of 2017. Š Income from operations totaled $25.0 million, or 6.1% of net sales, compared to $31.7 million, or 8.7% of net sales, in the same period of 2017. Adjusted income from operations was $37.9 million, or 9.2% of net sales, compared to Adjusted income from operations of $36.3 million, or 10.0% of net sales, in the same period of 2017. Š Net income attributable to Steven Madden, Ltd. was $12.5 million, or $0.15 per diluted share, compared to $24.6 million, or $0.28 per diluted share, in the prior year's fourth quarter. Adjusted net income attributable to Steven Madden, Ltd. was $35.7 million, or $0.42 per diluted share, compared to $27.5 million, or $0.32 per diluted share, in the prior year's fourth quarter. Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “We are pleased to have delivered a strong fourth quarter, with net sales growing 13% and Adjusted diluted EPS increasing 31% compared to the prior year period. The trend-right product assortments created by Steve and his design team drove robust gains in our flagship Steve Madden brand in both footwear and handbags. We also saw outstanding growth in Blondo and in our private label accessories business. As we look ahead, we are encouraged by the strong momentum in our core business and the progress we are making on our key strategic initiatives. While we face a near-term headwind due to the bankruptcy of Payless ShoeSource, a significant private label customer for the Company, we are confident that our diversified business model positions us for long-term growth and value creation going forward.” Fourth Quarter 2018 Segment Results Net sales for the wholesale business increased 14.1% to $317.4 million in the fourth quarter of 2018, driven by strong growth in both wholesale footwear and wholesale accessories. Gross margin in the wholesale business decreased to 30.1% compared to 31.0% in last year’s fourth quarter due to a decline in wholesale accessories driven by sales mix, as well as the impact of the 10% tariff on handbags and certain other accessory categories implemented on September 24, 2018 and increased ocean freight costs. Retail net sales in the fourth quarter rose 7.9% to $93.0 million compared to $86.2 million in the fourth quarter of the prior year. Same store sales increased 4.0% in the quarter driven by strong performance in the Company’s e-commerce business. Retail gross margin rose to 61.0% in the fourth quarter of 2018, up 20 basis points compared to 60.8% in the fourth quarter of the prior year due to improved gross margin in the Company’s e-commerce business. The Company ended the quarter with 229 company-operated retail locations, including seven Internet stores, as well as 42 company- operated concessions in international markets. The Company’s effective tax rate for the fourth quarter of 2018 was 52.7% compared to 23.2% in the fourth quarter of 2017 driven by $11.1 million in tax expense resulting from the Tax Cuts and Jobs Act transition tax and prepaid tax adjustments related to prior years. On an Adjusted basis, the effective tax rate was 9.2% compared to 24.9% in the fourth quarter of the prior year due primarily to the impact of the Tax Cuts and Jobs Act. Full Year Ended December 31, 2018 For the full year ended December 31, 2018, net sales increased 7.0% to $1.65 billion from $1.55 billion in the prior year. Net income was $129.1 million, or $1.50 per diluted share, for the year ended December 31, 2018 compared to net income of $117.9 million, or $1.36 per diluted share, for the year ended December 31, 2017. On an Adjusted basis, net income was $157.7 million, or $1.83 per diluted share, for the year ended December 31, 2018 compared to net income of $129.3 million, or $1.49 per diluted share, for the year ended December 31, 2017. Balance Sheet and Cash Flow During the fourth quarter of 2018, the Company repurchased 1.8 million shares of the Company’s common stock for approximately $55.0 million, which includes shares acquired through the net settlement of employee stock awards. For the full year ended December 31, 2018, the Company repurchased 3.4 million shares of the Company’s common stock for approximately $105.9 million, which includes shares acquired through the net settlement of employee stock awards. As of December 31, 2018, cash, cash equivalents, and current marketable securities totaled $267.0 million. Quarterly Dividend

The Company’s Board of Directors approved a quarterly cash dividend of $0.14 per share. The dividend will be paid on March 29, 2019, to stockholders of record at the close of business on March 19, 2019. Fiscal Year 2019 Outlook For fiscal year 2019, the Company expects net sales will increase 4% to 6% over net sales in 2018. The Company expects diluted EPS for fiscal year 2019 will be in the range of $1.70 to $1.78. The Company expects Adjusted diluted EPS for fiscal year 2019 will be in the range of $1.75 to $1.83. Compared to the prior year, the Adjusted diluted EPS range reflects an adverse impact of approximately $0.16 from the Payless ShoeSource bankruptcy as well as an adverse impact of approximately $0.05 from a higher forecasted tax rate. Non-GAAP Adjustments Amounts referred to as “Adjusted” exclude the items below. For the fourth quarter 2018: Š $8.5 million pre-tax ($7.9 million after-tax) in bad debt expense and write-off of an unamortized buying agency agreement support payment associated with the Payless ShoeSource bankruptcy, included in licensing and commission income, net and $3.6 million pre-tax ($3.6 million after-tax) in bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses. Š $0.5 million pre-tax ($0.3 million after-tax) expense in connection with a provision for early lease termination charges, included in operating expenses. Š $0.3 million pre-tax ($0.2 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses. Š $11.1 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and prepaid tax adjustments related to prior years. For the fourth quarter 2017: Š $1.1 million pre-tax ($0.7 million after-tax) non-cash benefit associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales. Š $11.8 million pre-tax ($7.5 million after-tax) expense in connection with a provision for legal and early lease termination charges, included in operating expenses. Š $10.2 million pre-tax ($6.4 million after-tax) benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition, included in operating expenses. Š $2.4 million pre-tax ($1.5 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses. Š $2.7 million pre-tax ($1.7 million after-tax) non-cash expense associated with the impairment of the preferred interest investment in Brian Atwood Italia Holding LLC, included in operating expenses. Š $2.0 million pre-tax ($1.7 million after-tax) benefit related to an adjustment to estimated bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses. Š $1.0 million pre-tax ($0.6 million after-tax) non-cash expense associated with the impairment of the Wild Pair trademark. Š $0.5 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and taxing authorities audit adjustments. For the fiscal year 2018: Š $8.5 million pre-tax ($7.9 million after-tax) in bad debt expense and write-off of an unamortized buying agency agreement support payment associated with the Payless ShoeSource bankruptcy, included in licensing and commission income, net and $3.6 million pre-tax ($3.6 million after-tax) in bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses. Š $3.3 million pre-tax ($2.5 million after-tax) expense in connection with a provision for legal charges and early lease termination charges, included in operating expenses. Š $2.1 million pre-tax ($1.5 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses. Š $1.2 million pre-tax ($0.9 million after-tax) expense in connection with a warehouse consolidation, included in operating expenses. Š $1.0 million tax expense in connection with the impairment of the preferred interest investment in Brian Atwood Italia Holding, LLC recorded in fourth quarter 2017. Š $11.1 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and prepaid tax adjustments related to prior years. For the fiscal year 2017: Š $0.6 million pre-tax ($0.4 million after-tax) non-cash expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition, included in cost of sales. Š $11.8 million pre-tax ($7.5 million after-tax) expense in connection with a provision for legal and early lease termination charges, included in operating expenses. Š $10.2 million pre-tax ($6.4 million after-tax) benefit in connection with a post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition, included in operating expenses. Š $3.6 million pre-tax ($2.3 million after-tax) expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring, included in operating expenses. Š $2.7 million pre-tax ($1.7 million after-tax) non-cash expense associated with the impairment of the preferred interest investment in Brian Atwood Italia Holding LLC, included in operating expenses. Š $5.5 million pre-tax ($4.8 million after-tax) bad debt expense associated with the Payless ShoeSource bankruptcy, included in operating expenses. Š $1.0 million pre-tax ($0.6 million after-tax) non-cash expense associated with the impairment of the Wild Pair trademark. Š $0.5 million tax expense resulting from the Tax Cuts and Jobs Act transition tax and taxing authorities audit adjustments.

For the fiscal year 2019:

- $2.1 million pre-tax ($1.9 million after-tax) in estimated bad debt expense associated with the Payless ShoeSource bankruptcy.
- $2.0 million pre-tax ($1.5 million after-tax) in expense expected to be incurred in connection with early lease termination charges.
- $0.6 million pre-tax ($0.4 million after-tax) in expense expected to be incurred in connection with an office consolidation.

Reconciliations of amounts on a GAAP basis to Adjusted amounts are presented in the Non-GAAP Reconciliation tables at the end of this release and identify and quantify all excluded items.

Conference Call Information

Interested stockholders are invited to listen to the fourth quarter earnings conference call scheduled for today, February 27, 2019, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.gcs-web.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call.

About Steve Madden

Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Blondo®, Report®, Brian Atwood®, Cejon®, Mad Love® and Big Buddha®, Steve Madden is a licensee of various brands, including Kate Spade®, Superga®, Anne Klein® and DKNY®. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 229 retail stores (including Steve Madden's seven Internet stores). Steve Madden licenses certain of its brands to third parties for the marketing and sale of certain products, including ready-to-wear, outerwear, eyewear, hosiery, jewelry, fragrance, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men's and women's boots, fashion sneakers, dress shoes, sandals and more, visit http://www.stevemadden.com.

Safe Harbor

This press release and oral statements made from time to time by representatives of the Company contain certain "forward looking statements" as that term is defined in the federal securities laws. The events described in forward looking statements may not occur. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company's future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(In thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended	
	December 31, 2018 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2018 (Unaudited)	December 31, 2017
Net sales	$ 410,360	$ 364,370	$ 1,653,609	$ 1,546,098
Cost of sales	258,046	224,634	1,037,571	968,357
Gross profit	152,314	139,736	616,038	577,741
Commission and licensing fee (loss)/income, net	(5,480)	3,421	5,417	14,259
Operating expenses	121,797	110,490	448,073	421,216
Impairment charge	-	1,000	-	1,000
Income from operations	25,037	31,667	173,382	169,784
Interest and other income, net	1,456	587	3,958	2,543
Income before provision for income taxes	26,493	32,254	177,340	172,327
Provision for income taxes	13,956	7,486	46,841	53,189
Net income	12,537	24,768	130,499	119,138
Less: Net income attributable to noncontrolling interest	47	171	1,363	1,190

Net income attributable to Steven Madden, Ltd. $ 12,490 $ 24,597 $ 129,136 $ 117,948 Basic income per share $ 0.15 $ 0.30 $ 1.58 $ 1.43 Diluted income per share $ 0.15 $ 0.28 $ 1.50 $ 1.36 Basic weighted average common shares outstanding 81,151 82,139 81,664 82,736 Diluted weighted average common shares outstanding 85,376 86,462 86,097 86,745 STEVEN MADDEN, LTD. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET DATA (In thousands) As of December 31, 2018 December 31, 2017 (Unaudited) Cash and cash equivalents $ 200,031 $ 181,214 Marketable securities 66,968 93,550 Accounts receivable, net 266,452 240,909 Inventories 137,247 110,324 Other current assets 32,427 49,044 Property and equipment, net 64,807 71,498 Goodwill and intangibles, net 291,423 299,842 Other assets 13,215 10,780 Total assets $ 1,072,570 $ 1,057,161 Accounts payable $ 79,802 $ 66,955 Contingent payment liability (current & non current) 3,000 10,000 Other current liabilities 141,887 132,657 Other long term liabilities 33,199 38,617 Total Steven Madden, Ltd. stockholders' equity 805,814 802,821 Noncontrolling interest 8,868 6,111 Total liabilities and stockholders' equity $ 1,072,570 $ 1,057,161 STEVEN MADDEN, LTD. AND SUBSIDIARIES CONDENSED CONSOLIDATED CASH FLOW DATA (In thousands) Twelve Months Ended December 31, 2018 December 31, 2017 (Unaudited) Net cash provided by operating activities $ 154,376 $ 157,935 Investing Activities Purchases of property and equipment (12,450) (14,775) Sales of marketable securities, net 23,515 17,932 Proceeds from notes receivable - 221 Acquisition, net of cash acquired - (16,795) Net cash provided by/(used in) investing activities 11,065 (13,417) Financing Activities Common stock purchased for treasury (105,924) (99,412) Investment of noncontrolling interest 2,577 - Distribution of noncontrolling interests earnings (1,183) - Payment of contingent liability (7,000) (7,359) Proceeds from exercise of stock options 13,036 16,433 Cash dividends paid (47,316) -

Net cash (used in) financing activities (145,810) (90,338) Effect of exchange rate changes on cash and cash equivalents (814) 919 Net increase in cash and cash equivalents 18,817 55,099 Cash and cash equivalents - beginning of year 181,214 126,115 Cash and cash equivalents - end of year $ 200,031 $ 181,214 STEVEN MADDEN, LTD. AND SUBSIDIARIES NON-GAAP RECONCILIATION (In thousands, except per share amounts) (Unaudited) The Company uses non-GAAP financial information to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. Additionally, the Company believes the information assists investors in comparing the Company 's performance across reporting periods on a consistent basis by excluding items that are not indicative of its core business. The non-GAAP financial information is provided in addition to, and not as an alternative to, the Company’s reported results prepared in accordance with GAAP. Table 1 - Reconciliation of GAAP gross profit to Adjusted gross profit Three Months Twelve Months Ended Ended December 31, December 31, 2017 2017 Consolidated GAAP gross profit $ 139,736 $ 577,741 Non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition (1,060) 591 Adjusted gross profit $ 138,676 $ 578,332 Wholesale GAAP gross profit $ 87,379 $ 413,096 Non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition (1,060) 591 Adjusted gross profit $ 86,319 $ 413,687 Table 2 - Reconciliation of GAAP licensing and commission income, net to Adjusted licensing and commission income, net Three Months Twelve Months Ended Ended December 31, December 31, 2018 2018 Consolidated GAAP licensing and commission (loss)/income, net $ (5,480) $ 5,417 Bad debt expense and write-off of an unamortized buying agency agreement support payment associated with the Payless ShoeSource bankruptcy 8,507 8,507 Adjusted licensing and commission income, net $ 3,026 $ 13,924

Table 3 - Reconciliation of GAAP operating expenses to Adjusted operating expenses

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
GAAP operating expenses	$ 121,797	$ 110,490	$ 448,073	$ 421,216
Expense in connection with provision for legal and early lease termination charges	(452)	(11,836)	(3,289)	(11,836)
Benefit in connection with post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	-	10,215	-	10,215
Expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	(278)	(2,384)	(2,065)	(3,639)
Expense in connection with a warehouse consolidation	-	-	(1,241)	-
Impairment of preferred interest investment in Brian Atwood Italia Holding LLC	-	(2,700)	-	(2,700)
Bad debt expense/(benefit) associated with the Payless ShoeSource bankruptcies	$ (3,616)	$ 2,030	$ (3,616)	$ (5,470)
Adjusted operating expenses	$ 117,451	$ 105,815	$ 437,862	$ 407,786

Table 4 - Reconciliation of GAAP income from operations to Adjusted income from operations

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
GAAP Income from operations	$ 25,037	$ 31,667	$ 173,382	$ 169,784
Non-cash (benefit) expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition	-	(1,060)	-	591
Expense in connection with provision for legal and early lease termination charges	452	11,836	3,289	11,836
Benefit in connection with post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	-	(10,215)	-	(10,215)
Expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	278	2,384	2,065	3,639
Expense in connection with a warehouse consolidation	-	-	1,241	-
Impairment of preferred interest investment in Brian Atwood Italia Holding LLC	-	2,700	-	2,700
Bad debt expense/(benefit) and write-off of an unamortized buying agency agreement support payment associated with the Payless ShoeSource bankruptcies	12,123	(2,030)	12,123	5,470

Impairment of Wild Pair trademark	$ -	$ 1,000	$ -	$ 1,000
Adjusted Income from operations	$ 37,890	$ 36,282	$ 192,100	$ 184,805

Table 5 - Reconciliation of GAAP provision for income taxes to Adjusted provision for income taxes

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
GAAP provision for income taxes	$ - 13,956	$ - 7,486	$ - 46,841	$ 53,189
Tax effect of non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition	-	(390)	-	189
Tax effect of expense in connection with provision for legal and early lease termination charges	109	4,379	811	4,379
Tax effect of expense in connection with post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	-	(3,780)	-	(3,780)
Tax effect of expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	67	882	529	1,346
Tax effect of expense in connection with a warehouse consolidation	-	-	327	-
Tax expense/(benefit) in connection with the impairment of the preferred interest investment in Brian Atwood Italia Holding, LLC	-	999	(1,028)	999
Tax effect of bad debt expense/(benefit) and write-off of an unamortized buying agency agreement support payment associated with the Payless ShoeSource bankruptcies	642	(293)	642	671
Tax effect of impairment of Wild Pair trademark	-	370	-	370
Tax expense resulting from the Tax Cuts and Jobs Act transition tax and taxing authorities audit and prepaid tax adjustments related to prior years	$ (11,136)	$ (463)	$ (11,136)	$ (463)
Adjusted provision for income taxes	$ 3,637	$ 9,191	$ 36,985	$ 56,901

Table 6 - Reconciliation of GAAP net income to Adjusted net income

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
GAAP net income attributable to Steven Madden, Ltd.	$ 12,490	$ 24,597	$ 129,136	$ 117,948
After-tax impact of non-cash (benefit)/expense associated with the purchase accounting fair value adjustment of inventory acquired in the Schwartz & Benjamin acquisition	-	(670)	-	402
After-tax impact of expense in connection with provision for legal and early lease

termination charges	343	7,457	2,478	7,457
After-tax impact of benefit in connection with post-closing amendment to the equity purchase agreement relating to the Schwartz & Benjamin acquisition	-	(6,435)	-	(6,435)
After-tax impact of expense in connection with the integration of the Schwartz & Benjamin acquisition and the related restructuring	211	1,502	1,536	2,293
After-tax impact of expense in connection with a warehouse consolidation	-	-	914	-
After-tax impact of impairment preferred interest in Brian Atwood Italia Holding, LLC	-	1,701	1,028	1,701
After-tax impact of bad debt expense/(benefit) and write-off of an unamortized buying agency support payment agreement associated with the Payless ShoeSource bankruptcies	11,481	(1,737)	11,481	4,799
After-tax impact of impairment of Wild Pair trademark	-	630	-	630
Tax expense resulting from the Tax Cuts and Jobs Act transition tax and taxing authorities audit and prepaid tax adjustments related to prior years	$ 11,136	$ 463	$ 11,136	$ 463
Adjusted net income attributable to Steven Madden, Ltd.	$ 35,661	$ 27,507	$ 157,710	$ 129,257
GAAP diluted income per share	$ 0.15	$ 0.28	$ 1.50	$ 1.36
Adjusted diluted income per share	$ 0.42	$ 0.32	$ 1.83	$ 1.49

Contact

Steven Madden, Ltd.
Director of Corporate Development & Investor Relations
Danielle McCoy
718-308-2611
InvestorRelations@stevemadden.com